Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934

(Amendment No._1)*
(Name of Issuer)
Oxus Acquisition Corp

(Title of Class of Securities)
Class A ordinary shares, par value $0.0001 per share

(CUSIP Number)
G6859L105

(Date of Event Which Requires Filing of this Statement)
12/31/2022

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No.
G6859L105

(1) Names of reporting persons
Polar Asset Management Partners Inc.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization
  Ontario, Canada

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
   1,327,678

(6) Shared voting power

(7) Sole dispositive power
   1,327,678

(8) Shared dispositive power

(9) Aggregate amount beneficially owned by each reporting person
   1,327,678

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)
7.57%

(12) Type of reporting person (see instructions)
IA

Item 1(a) Name of issuer:
Oxus Acquisition Corp

Item 1(b) Address of issuer's principal executive offices:
300/26 Dostyk Avenue, Almaty, Kazakhstan, 050020

2(a) Name of person filing:
This statement is filed by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") with respect to the Shares (as defined below) directly held by PMSMF and certain managed account (together with PMSMF, the "Polar Vehicles") with respect to the shares directly held by the Polar Vehicles.

2(b) Address or principal business office or, if none, residence:
16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

2(c) Citizenship:
Canada

2(d) Title of class of securities:
Class A ordinary shares, par value $0.0001 per share

2(e) CUSIP Number:
G6859L105

Item 3.
[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
[ ] Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c);
[ ] Investment company registered under Section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8);
[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
[ ] A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
[x] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission.

Item 4. Ownership
As of December 31, 2022

1. Polar Asset Management Partners
(a) Amount beneficially owned: 1,327,678
(b) Percent of class: 7.57%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,327,678
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,327,678
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.Ownership of 5 Percent or Less of a Class.
Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control Person.
Not applicable

Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9.  Notice of Dissolution of Group.
Not applicable

Item 10. Certifications
By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023
POLAR ASSET MANAGEMENT PARTNERS INC.
By: /s/ Andrew Ma
Name: Andrew Ma
Title: Chief Compliance Officer